EXHIBIT 99.1

Hydrogen Shown to Play a Key Role in the Decarbonization of Personal Mobility

New European Report Unveils Unprecedented Analysis

MISSISSAUGA, Ontario, Nov. 15, 2010 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the company is a contributor and supporter of a new study on transportation in Europe.

As part of a consortium of thirty organizations, Hydrogenics, along with other global companies across the passenger car value chain, major oil and gas, an NGO and two Government Organizations released a study in Brussels on November 8th which concludes that a combination of engines - battery, fuel cell and plug-in hybrid electric vehicles - is needed with hydrogen fuel as a critical contributor.

The study, "A portfolio of power-trains for Europe: a fact-based analysis" compares the economics, sustainability and performance of four different types of vehicles in helping achieve the overall 80% decarbonization goal by 2050 set by the European Union and the G8 leaders in September 2009.

"If there has ever been any doubt about the future role of hydrogen in our energy systems this report makes it clear that across any planning scenario for decarbonization, hydrogen technology is an essential part of the mix," said Daryl Wilson, President and CEO. "Hydrogenics is one of the largest suppliers of hydrogen fueling stations, with over 35 installations across the globe. The report supports electrolysis as a clean, practical and cost effective pathway for hydrogen refueling."

Highlights of the report which are of particular interest to Hydrogenics include:

  Identification of electrolysis as a key technology in the two production mixes deemed most relevant for the study with at least 30% of the supply mix for hydrogen as well as a consideration for 100% noting the sustainability advantage of linking electrolysis with renewable power generation ( see report pg. 37).
  The cost trajectory of power train technologies over the next 10 years will see convergence in cost for fuel cell, battery and fossil fuel approaches. Fuel cell and hydrogen technology will offer greater driving autonomy and environmental benefit for larger passenger cars (see report pg. 39).
  Recommendation for a comprehensive and co-ordinated EU market launch study for the development of fuel cell electric vehicles (FCEV's) and hydrogen infrastructure in Europe starting with the creation of an indepth business case and implementation plan for a member state.
  A member state (likely Germany) should lead with the necessary policy and government support for new directions in transportation. Hydrogenics has a well established presence and visibility in this market with numerous customer relationships, installations and a facility (see report pg. 52).

"We're Ready", once again, to contribute to this vital new direction for transportation:

  In the last twelve months, Hydrogenics has provided quotations for more than 25 hydrogen fueling stations. This is a dramatic increase in market interest when one considers that there are only 200 stations globally today which have been installed in the last ten years.
  We are selling hydrogen fueling stations now throughout the world in conjunction with major gas companies and local system integrators. Our equipment is preferred, as evidenced by recent wins including, Belgium, Germany and in the USA.
  The link between renewable energy and electrolysis, as a means to generate hydrogen for transportation has caught the interest of major electric utilities in Europe. Electrolysis enables smart grid stabilization and offers energy storage capacity well beyond alternative solutions.
  Growth in automotive fuel cell applications will drive further cost reduction and lift the supply chain for non-automotive applications of interest to Hydrogenics.

In the emerging world of our energy future this report clearly points to a critical role for hydrogen.

We're Ready.

To access the full study: www.zeroemissionvehicles.eu

For questions:
Att: Ms. Alexandra Reis
info@zeroemissionvehicles.eu
T +32 2 54 087 75

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT:  Hydrogenics Corporation
          Lawrence Davis, Chief Financial Officer
          (905) 361-3633
          investors@hydrogenics.com